

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

James Lusk
Chief Executive Officer
JA Energy
4800 W. Dewey Drive
Las Vegas, NV 89118

> **Re:** **JA Energy**
> **Amendment No. 2 to Form S-1**
> **Filed November 30, 2010**
> **File No. 333-169485**

Dear Mr. Lusk:

We have reviewed your registration statement and have the following comments.

General

1.   In your response to each of the comments below, to the extent that you change or otherwise revise disclosure in your filing, please provide us with the page number on which the revised disclosure appears.

Prospectus Summary, page 3

About Us, page 6

2.   Please update your disclosure to describe your proposed business in light of the changes you have made elsewhere in the prospectus. The existing disclosure suggests that your business is the commercial production of ethanol.

Risk Factors, page 10

3.   The risks set forth in risk factors 8 to 12, inclusive, apply to companies engaged in the commercial production of ethanol. In light of your revised disclosure elsewhere in the prospectus that this is not your business, please eliminate these risk factors.

Management's Discussion and Analysis . . . , page 23

Overview, page 23

4.   Please update your disclosure to describe your proposed business in light of the changes you have made elsewhere in the prospectus. The existing disclosure suggests that your business is the production of ethanol.

Business Description, page 26

5.   We note your response to comment seven in our letter dated November 10, 2010. Please revise your disclosure in the last paragraph on page 26 to clarify whether your estimated total operating costs to produce one gallon of ethanol include the necessary energy and water inputs.

6.   We note your response to comment eight in our letter dated November 10, 2010. Your revised disclosure that you will organize and manage farm cooperatives is insufficient. Please expand your disclosure to describe in detail the arrangements that you plan to enter into with farmers pursuant to which they will raise, harvest, and condense the artichokes for shipping, and clarify what involvement, if any, you plan to have in the foregoing activities. For example, please explain how the farm cooperatives will be organized and how you will interact with and manage them. What will be the legal relationship between you and the cooperatives? Will you participate directly in the management of the cooperatives? What is the projected timetable for the establishment of the cooperatives? Have you explored the viability of the cooperative model? Are there any established cooperatives for the production of Jerusalem Artichokes? Are there other cooperative models that you are trying to emulate? Clarify, if true, that from the perspective of your business, the purpose of the cooperatives would be to facilitate the supply raw material for the MDUs that you sell and license to process. Please do not limit your response and revised disclosure only to the questions posed in this comment. These questions are only examples of the matters you may need to address. As your relationship with these cooperatives appears to be critical to you business, you must describe the key aspects of the relationship—whether existing or proposed—in the prospectus.

7.   On page 26 you state that "The Company plans to hire third parties (this will be done by the cooperative), who will harvest the grown product." This statement appears to contradict itself. Please correct it.

Federal Small Producer Credit, page 29

8.   We note your response to comment 15 in our letter dated October 14, 2010. You still have included on page 29 of the prospectus the statement that "[y]our anticipated capacity is 100 million gallons annually." As this statement appears to be inapplicable to the business you have now described to us, please tell us why you continue to include this statement in the prospectus.

Sales and Marketing, page 30

9.   We note your response to comment 13 in our letter dated November 10, 2010. Please revise your disclosure to explain what the benefit is to your company to engaging in your inner city program. Please explain your strategy.

Patents, Trademarks, . . . , page 31

10.   We note your response to comment 17 in our letter dated October 14, 2010. In view of the fact that Mr. Lusk, as the 50% owner of Green Global Systems, LLC, would indirectly receive 50% of any settlement amount you pay to Green Global Systems, LLC in order to obtain the necessary rights to the MDU, please tell us why you state Mr. Lusk will not receive any consideration for the MDU.

Legal Proceedings, page 33

11.   We note your revised disclosure. Please revise your disclosure further to state clearly, if true, that Green Global Systems, LLC is seeking payment of $94,000 from your president, James Lusk. Please further clarify your disclosure to explain why you are negotiating the settlement of this claim against your president and why, if true, you will raise and use company funds to satisfy his personal claim.

12.   Your disclosure here suggests that Mr. Lusk is no longer a member of Green Global Systems, LLC. Your disclosure on page 34 states that Mr. Lusk owns 50% of Green Global Systems, LLC. Please revise your disclosure to resolve this inconsistency.

Certain Relationships and related Transactions, page 38

13.   We note your revised disclosure about Mr. Lusk. Please revise your disclosure to include the settlement negotiations with Green Global Systems, LLC discussed on page 33, note that Mr. Lusk owns 50% of Green Global Systems, LLC, and that as a result of the negotiations the company would be indirectly paying to Mr. Lusk 50% of any settlement amount it pays to Green Global Systems, LLC.

        You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

                                Sincerely,

                                Pamela A. Long
                                Assistant Director

cc: Thomas C. Cook, Esq.
       Law Offices of Thomas C. Cook (via facsimile to (702) 221-1963)